EXHIBIT 21.1

SUBSIDIARIES

OF

INTEGRATED SILICON SOLUTION, INC.

Name	Place of Incorporation
Integrated Silicon Solution Inc. (Hong Kong) Limited	Hong Kong

ISSI Hong Kong Holding Limited	Hong Kong

Integrated Silicon Solution (Shanghai) Inc.	China

Integrated Silicon Solution (Taiwan) Inc.	Taiwan

Integrated Circuit Solution Inc.	Taiwan

Enable Korea Co., Ltd.	Korea

Enable Semiconductor Corporation	Taiwan

Giantec Semiconductor Inc.	Cayman Islands

Giantec Semiconductor (Hong Kong) Limited	Hong Kong

Giantec Semiconductor (Shanghai) Corporation	China

Giantec-Semi Import & Export (Hong Kong) Limited	Hong Kong

Wintram Inc.	Taiwan

Sofwin, Inc.	California

Winston, Inc.	California